

April 9, 2013

<u>Via E-mail</u>
Thomas J. DesRosier
Senior Vice President, Chief Legal Officer & Secretary
Cubist Pharmaceuticals, Inc.
55 Hayden Avenue
Lexington, MA 02421

> **Re: Cubist Pharmaceuticals, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 2, 2013**
> **File No. 000-21379**

Dear Mr. DesRosier:

We have limited our review of your filing to the issue we have addressed in our comment below.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

<u>Proposal No. 4 Amendment to the Amended and Restated By-laws</u>

1. Rule 14a-4(a)(3) as promulgated under the Exchange Act requires that the form of proxy "identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters." Please revise your preliminary proxy statement and proxy card to "unbundle" Proposal No. 4 so that shareholders may vote on proposed Section 2.12 of your amended bylaws separately from the various bylaw amendments pertaining to the separation of the CEO and President. Accordingly, please separately identify and discuss this proposed amendment and include it as a separate matter on the proxy card.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Karen Ubell, Staff Attorney, at (202) 551-3873 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director